EXHIBIT 12.1

Pinnacle Entertainment, Inc.

Ratio of Earnings to Fixed Charges

($            in thousands)

	Year Ended December 31,						Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2004	2004	2005
Earnings:
Pre-tax income (loss)	$84,973	$131,888	($50,555)	($19,071)	($34,636)	$17,756	$30,280	($17,333)
Add fixed charges	69,531	63,903	53,467	53,792	59,736	61,549	45,085	44,673
Less capitalized interest	(1,359)	(8,148)	(481)	(788)	(1,513)	(5,102)	(3,067)	(6,663)

Total Earnings	$153,145	$187,643	$2,431	$33,933	$23,587	$74,203	$72,297	$20,677

Fixed Charges:
Interest expense—inclusive of the amortization of debt issuance costs	$64,573	$52,620	$49,853	$49,688	$54,881	$52,538	$39,858	$35,206
Capitalized interest	1,359	8,148	481	788	1,513	5,102	3,067	6,663
Estimated interest portion in rent expense	3,599	3,135	3,133	3,316	3,342	3,909	2,159	2,804

Total Fixed Charges	$69,531	$63,903	$53,467	$53,792	$59,736	$61,549	$45,085	$44,673 (1)

Ratio of earnings to fixed charges	2.20x	2.94x	0.05x	0.63x	0.39x	1.21x	1.60x	0.46x

			$51,036	$19,859	$36,149			$23,996

(1)	Due to Hurricanes Katrina and Rita, Boomtown New Orleans and Casino Magic Biloxi's reporting was impaired. For the nine months ended September 30, 2005, rent expense was assumed to be equal with that of the prior year during the same period.